UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  333-182515-01

CBL & Associates Limited Partnership

(Exact name of registrant as specified in its charter)

2030 Hamilton Place Blvd., Suite 500, Chattanooga, Tennessee 37421-6000, (423) 855-0001

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.25% Senior Notes Due 2023

4.60% Senior Notes Due 2024

5.95% Senior Notes Due 2026

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

5.25% Senior Notes Due 2023: Zero
4.60% Senior Notes Due 2024: Zero
5.95% Senior Notes Due 2026: Zero

Pursuant to the requirements of the Securities Exchange Act of 1934, CBL & Associates Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CBL & Associates Limited Partnership,
	By:	CBL Holdings I, Inc., its General Partner

Date: January 28, 2022	By:	/s/ Jeffery V. Curry
Jeffery V. Curry
Chief Legal Officer and Secretary